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Prospectus Supplement filed pursuant to Rule 424(b)(3)
in connection with Registration Statement No. 333-83885

                               VCAMPUS CORPORATION
                 Prospectus Supplement No. 3 dated April 7, 2000
                     (To Prospectus dated November 18, 1999)

                        5,588,429 shares of common stock

         This Prospectus Supplement supplements information contained in that certain Prospectus, dated November 18, 1999, as amended or supplemented, relating to the offer and sale by certain Selling Stockholders of up to 5,588,429 shares of common stock of VCampus Corporation. This Prospectus Supplement is not complete without, and may not be delivered or used except in connection with, the original Prospectus, including prior supplements thereto.

         On March 23, 2000, Hambrecht & Quist Guaranty Finance, LLC ("H&QGF") agreed to to increase the capacity under its equity line to VCampus from $3.0 million to $5.0 million and to extend the term for permissible drawdowns thereunder from May 31, 2000 to July 31, 2000 in exchange for warrants to purchase 43,632 shares of Series E Preferred Stock. The exercise price of this warrant is the lower of: (a) $10.125 or (b) the closing sale price of the VCampus common stock on the date NASD approval of this warrant is obtained, if required. This amendment to the equity line is subject to getting NASD approval, if required.

         The shares of Series E Preferred Stock issuable pursuant to the warrant will become initially convertible into a like number of shares of common stock, which shares shall become available for resale under this Prospectus. Of the 1,900,000 shares registered and available for resale under this Prospectus by H&QGF, 143,632 of such shares relate to common stock underlying warrants issued to H&QGF and the remaining 1,756,368 shares relate to shares of common stock issuable upon conversion of Series E Preferred Stock issued from time to time under the equity line.

         Through March 2000, VCampus had drawn down a total of approximately $1.86 million under this equity line in exchange for a total of 498,229 shares of Series E Preferred Stock at prices ranging from $2.30 to $11.27 per share.

         The following information amends and supplements the compensation disclosure appearing on pages 66 and 67 of the "Plan of Distribution" section of the original Prospectus:

         Assuming the additional $2.0 million available under the equity line were drawn down at a conversion rate of $7.225 (which equals 85% of the closing market price of $8.50 on April 5, 2000) and all such shares were resold by H&QGF at that market price, additional compensation would be as follows:

         -      Discount to H&QGF, $352,941; and




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         -      The value of H&QGF's additional warrant to purchase 43,632 shares of Series E Preferred Stock.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 9 OF THE ORIGINAL PROSPECTUS.

      NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR
        DISAPPROVED OUR SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS
           TRUTHFUL OR COMPLETE. IT IS ILLEGAL FOR ANYONE TO TELL YOU
                                   OTHERWISE.

            The date of this Prospectus Supplement is April 7, 2000.




CORP-9291-124-168719-01